Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

BLOCK LISTING

London, United Kingdom, 31 May 2012 - Randgold Resources Limited announces that an application has been made to the London Stock Exchange and the UK Listing Authority for a block listing of the following shares in respect of the following employment share schemes of the Company:

(a)	587,160 Ordinary Shares of US$0.05 each in relation to the Randgold Resources Limited Share Option Scheme;

(b)	1,100,000 Ordinary Shares of US$0.05 each in relation to the Randgold Resources Limited Restricted Share Scheme; and

(c)	162,000 Ordinary Shares of US$0.05 each in relation to the Randgold Resources Limited Co-Investment Plan,

each to be admitted to the Official List of the London Stock Exchange. The shares referred to above will rank pari passu in all respects with the existing ordinary shares in issue of the Company.

RANGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com